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Nov.17, 2009

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:  Post-Effective Amendment No. 8 on Form N-4
     RiverSource Variable Annuity Account ("Registrant")
     File Nos. 333-139763 and 811-7195
     RiverSource Innovations Select Variable Annuity

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about Nov. 13, 2009 for the above-referenced Post-Effective Amendment ("Template Filing") filed on or about Sept.18, 2009. Comments and responses for the Template Filing are outlined below.

COMMENT 1. Due to the many contracts and variations discussed, this document is very confusing. A different presentation would be welcomed.

RESPONSE: This prospectus describes two contracts and we tried to clearly distinguish each contract by different names. We plan to further improve our presentation in May 1, 2010 prospectuses.

COMMENT 2. Definitions.

          Why two terms describing the same thing? "Retirement date" and "Annuitization start date." It also appears that the term "retirement date" has been phased out.

RESPONSE: The old contract used the term "Retirement date" and this term has been replaced with the new term "Annuitization start date." Since the new term will be applicable to all contracts, we will remove reference to the "Retirement date" in the "Key Terms" section of the prospectus.

COMMENT 3. Fee Table

          a. The fee table is especially confusing. Please consider placing all elements of the fee table together for the current contract followed by a complete fee table for the original contract (all the way to the example).

RESPONSE: We plan to further improve our presentation of fee tables in May 1, 2010 prospectuses.

          b. Disclose the annual contract charge prior to the annual variable account expense. Item 3(a) of Form N-4.

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RESPONSE: Complied. The table describing annual contract administrative charge has been placed prior to the annual variable account expenses.

COMMENT 4. SecureSource Stages Riders.

          a. Although the disclosure includes a brief summary of the rider, and disclosure regarding the consequence of a withdrawal during the three year waiting period, I would like to see, in plain English, prominent disclosure stating all of the ways the rider benefit can be negatively impacted (i.e., excess withdrawals after the waiting period, failure to adhere to asset allocation requirements, etc.).

RESPONSE: Complied. The following disclosure has been added to the rider description:

     This benefit is intended for assets you plan to hold and let accumulate for at least three years. Your benefits under the rider can be reduced if any of the following occurs;

     - If you take any withdrawals during the 3-year waiting period, your benefits will be set to zero until the end of the waiting period when they will be re-established based on your contract value at that time;

     - If you take a withdrawal after the waiting period and if you withdraw more than the allowed withdrawal amount in a contract year, or you take withdrawals before the lifetime benefit is available;

     - If you take a withdrawal and later choose to allocate your contract value to a model portfolio that is more aggressive than the target model;

     - If the contract value is 20% or more below purchase payments increased by any step ups or rider credits and adjusted for withdrawals (see withdrawal adjustment base described below).

The SecureSource Stages rider guarantees that, regardless of investment performance, you may take withdrawals up to the lifetime benefit amount each contract year that the lifetime benefit is available. The lifetime benefit amount can vary based on your attained age and based on the relationship of your contract value to the withdrawal adjustment base. Each contract year after the waiting period, the percentage used to determine the benefit amount is set when the first withdrawal is taken and fixed for the remainder of that year.

At any time after the waiting period, as long as your total withdrawals during the current year do not exceed the lifetime benefit amount, you will not be assessed a surrender charge and no market value adjustment will be applied. If you withdraw a larger amount, the excess amount will be assessed any applicable surrender charges and any applicable market value adjustment. At any time, you may withdraw any amount up to your entire surrender value, subject to excess withdrawal processing under the rider.

Subject to conditions and limitations, the rider also guarantees that you or your beneficiary will get back purchase payments you have made, increased by annual step-ups, through withdrawals over time.

Subject to conditions and limitations, the lifetime benefit amount can be increased if a rider credit is available or your contract value has increased on a rider anniversary. The principal back guarantee can also be increased if your contract value has increased on a rider anniversary.

          b. Consider combining this summary can be combined with the disclosure in the heading "Description of the SecureSource Stages Rider" that is immediately after the Key Terms.

RESPONSE: Complied (See new disclosure in response to comment 4a).

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          c. Also, consider a subheading for the disclosure regarding the two
SecureSource Riders available.

RESPONSE: Complied. We have added a subheading "Availability".

          d. Disclose whether the charge for the rider will continue if withdrawals during the waiting period cause the benefit to be set to zero until the benefit is re-established at the end of the waiting period. If charges continue, against what benefit base are they applied?

RESPONSE: Complied. The following has been added to the "Withdrawals" section under the Key Terms:

     Although your benefits will be set to zero until the end of waiting period, we will deduct rider fees based on the anniversary contract value for the remainder of the waiting period.

COMMENT 5. Rider Credits

          Disclose, if applicable, the rider fee expense may exceed any benefit of the rider credit (some disclosure appears later, but there should be clear disclosure upr from where the credit discussion first appears).

RESPONSE: Complied. The following disclosure has been added to the "Rider credits" under the Key Terms (see underlined):

     RIDER CREDIT: an amount that can be added to the benefit base on each of the first ten rider anniversaries, based on a rider credit percentage of 8% in year one and 6% for years two through ten, as long as no withdrawals have been taken since the rider effective date and you do not decline any annual rider fee increase. Investment returns and withdrawals in the waiting period may reduce or eliminate the benefit of any rider credits. Rider credits may result in higher rider charges that may exceed the benefit from the credits.

In addition to the comments listed above, Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company, (the "Company") on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please note that a separate 485(b) (1) (vii) request will be submitted for other products which will be adding the same feature. If you have any questions concerning this filing, please contact me at (612) 671-2237, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant Counsel and Assistant Secretary